Annual Report

Cover Page

Name of issuer:

AJNA BioSciences PBC

Legal status of issuer:

> Form: Other
>
> Other (specify): Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 4/21/2021

Physical address of issuer:

8022 Southpark Circle
Suite 500
Littleton CO 80120

Website of issuer:

https://ajnabiosciences.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$16,627,450.00	$13,306,444.00
Cash & Cash Equivalents:	$1,927,679.00	$984,298.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$512,723.00	$9,619,653.00
Non-Current Liabilities:	$1,953,014.00	$715,011.00
Revenues/Sales:	$3,267,479.00	$4,558,657.00
Cost of Goods Sold:	$3,267,479.00	$4,558,657.00
Taxes Paid:	$0.00	$30,000.00
Net Income:	($2,370,149.00)	$9,372,650.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   AJNA BioSciences PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jesse Stanley	CEO	SB USA Holdings, Inc.	2021
Joel Stanley	CEO	AJNA BioSciences PBC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joel Stanley	CEO	2021
Joel Stanley	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company's clinical trials could prove that the candidate botanical drug substances are not effective for the targeted indications.
>
> An investment in the preferred stock is speculative, and we cannot assure the investor of any return on such investment.
>
> There are significant restrictions on the transferability of the securities offer hereby which will drastically limit the liquidity of the investment.
>
> The Company will have broad discretion in using the new proceeds for this offering. Investors will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds we receive as a result of this offering.
>
> We anticipate that we will need to raise additional funds to take advantage of strategic business opportunities, to complete product development, to fund future operation activities and/or pay off or refinance debt.
>
> Our note holders and shareholders are subject to significant dilution from issuance of further equity. To retain, incentivize and reward the people necessary to build the Company, the Company intends to offer future equity to its directors, officers, executives, employees, consultants, and others in various forms including but not limited to restricted stock, stock options, employee stock purchase plans, purchase warrants, and convertible notes. The issuance of such shares may be significantly dilutive to our existing shareholders.
>
> Changes in tax laws may affect us and our shareholders. There can be no assurance that the U.S Federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company, our note holders, or our shareholders.

our shareholders.

The Company currently has no product revenue and will not be able to maintain operations and research and development without additional funding. Given the nature of the drug development business, and the length of clinical trials and the significant amount of time that it can take to develop and obtain all necessary regulatory and other approvals for any particular drugs or products, it may take a significant amount of time amounting to a significant number of years before the Company is able to generate revenue.

Operations in foreign countries. Certain of our research, development, clinical studies, cultivation and other operations will be conducted in foreign countries, including but not limited to the countries of Australia and Colombia, and will be subject to all local foreign laws and regulations.

Violations and/or changes of laws and regulation could result in repercussions, and psychedelic inspired drugs may never be approved as medicines and psychedelic assisted therapy may face similar challenges.

Failure to comply with health and data protection laws and regulations could lead to federal, state or provincial government enforcement actions, including civil or criminal penalties, private litigation and adverse publicity and could negatively affect our operating results and business.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Reliance on the Stanley Brothers and the Company's License to Use the "Stanley Brothers" Name Likeness and Related Intellectual Property. The Company and its brand is closely associated with the Stanley Brothers. Any act, omission or occurrence which negatively effects the reputation of or goodwill associated with the Stanley Brothers may have commensurate impact on the Company. While certain Stanley Brothers are currently directors and officers of the Company, and the Stanley Brothers own the majority of voting power of the stock of the Company, the Company does not control or otherwise exert any meaningful influence upon any of the Stanley brothers and has no effective means of mitigating such risks.

Other activities of the Stanley Brothers. The Stanley Brothers and certain affiliates and parties associated with the Stanley brothers currently, and may in the future, conduct business which conflicts with the business of the Company. The mechanisms available to the Company to effectively deal with such conflicts (which may include competition) may be limited.

Our status as a Public Benefit Corporation may not result in the benefits that we anticipate. We are a public benefit corporation under Delaware law. There is no assurance that the expected positive impact from being a public benefit corporation will be realized

To further our mission as a Public Benefit Corporation, the Company aims to pay an annual charitable foundation fee. AJNA intends to seek certification as a Certified B Corporation by B Lab, and to identify and implement projects that will serve the community and advance AJNA's mission of helping people. To further our mission, AJNA intends to provide annual fees to a charitable foundation that is being formed for these purposes, which, based on current estimates, would range from $100,000 to $2.5 million based on the market capitalization of the company if AJNA goes public through an IPO, RTO or similar event.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We anticipate future losses and cannot predict when we will become profitable, if at all. The Company believes that operating losses will continue as we are planning to incur significant costs associated with our expansion, our research and development initiatives and the clinical development of our projects. Our net losses have had and will continue to have an adverse effect on, among other things, shareholders' equity, total assets and working capital.

The Company anticipates requiring substantial additional financing to operate our business and we may face difficulties acquiring additional financing on terms acceptable to us or at all.

Substantial risks associated with drug development. Drug development is subject to various laws, regulations and guidelines by federal, state and local governmental authorities. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our drug development activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products.

We face substantial competition and our competitors may discover, develop or commercialize therapies before or

more successfully than us, which may result in the reduction or elimination of our commercial opportunities.

Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources

We may rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays to our business.

Relying on third-party suppliers may result in delays in our clinical trials and introduction of our product to the market.

If our products are commercialized, it does not assure acceptance by physicians, patients, third-party payors, or the medical community in general.

We could face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

The Company faces exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject the Company to investigations and actions.

The Company faces risks related to the novelty of the medical psychedelics industry, and the resulting lack of information regarding comparable companies, unanticipated expenses, difficulties and delays, and the offering of new products and services in an untested market

We are dependent on the popularity and acceptance of our brand portfolio. Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of and demand for our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. If these customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced.

The Company is subject to environmental, health and safety laws and regulations and may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business and financial condition.

The Company faces risks related to its information technology systems, including potential cyber-attacks and security and privacy breaches.

The Company faces risks related to its insurance coverage and uninsurable risks. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, fires, riots, civil unrest, labor disputes, civil and criminal actions, and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability. Although we intend to continue to maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations.

The Company may be subject to growth-related risks, including capacity constraints and pressure on our internal personnel, processes, systems and controls. Our ability to manage growth effectively will require us, among other things, to continue to implement and improve our operational and financial systems and processes, and to expand, train and manage our employee base. Our inability to manage this growth effectively and efficiently may have a material, adverse effect on our business, prospects, revenue, results of operation and financial condition.

Unfavorable publicity or consumer perception of psychedelic inspired medicine may have an adverse impact on our operational results, consumer base and financial results.

The Company's business, financial condition, results of operations, and cash flow may be negatively impacted by challenging global economic conditions.

Epidemics and pandemics, including the recent COVID-19 pandemic, may have a significant negative impact on our business and financial results.

The Company's intellectual property may be difficult or impossible to protect. Failure to adequately maintain and enhance protection over our proprietary information, as well as over unregistered intellectual property of companies that we acquire, could have a material, adverse effect on our business, financial condition or results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs

If the Company is unable to adequately protect and enforce its intellectual property, competitors may take advantage of its development efforts or acquired technology and compromise its prospects of marketing and selling its key products

If the Company is disqualified from or loses its registration(s) with the Drug Enforcement Administration (DEA), it may be unable to continue a substantial part of its research and development business among other activities.

The Company may require additional third-party licenses to effectively develop and manufacture its key product and it is currently unable to predict the requirement, availability or cost of such licenses.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing the Company's ability to protect its product candidates. As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents.

Lawsuits or investigations could divert our resources, result in substantial liabilities and reduce the commercial potential of our products

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products. The Company's success will depend in part on its ability to operate without infringing the proprietary rights of third parties.

The Company faces an inherent risk of product liability claims as a potential manufacturer, processor and producer of products that are intended to be ingested by people. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products and have a material, adverse effect on our business, results of operations and financial condition.

The Company's future products may be subject to product recalls, which may result in expense, legal proceedings, regulatory action, loss of sales and reputation, and diversion of management attention.

The Company may face potential enforcement actions if we fail to comply with applicable laws. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	19,027,774	3,087,843	Yes
Class B Common Stock	8,350,000	8,350,000	Yes
Series Seed Preferred Stock	12,077,074	11,288,770	Yes
Series Seed-1 Preferred Stock	1,729,305	141,010	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	865,052
Options:	1,268,500

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	DeFloria LLC
Issue date	04/05/23
Amount	$715,000.00
Outstanding principal plus interest	$795,996.00 as of 12/30/24
Interest rate	8.0% per annum
Maturity date	04/01/26
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation D, Rule 506(b)	Convertible Note	$1,000,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$2,870,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
10/2022	Regulation D, Rule 506(b)	Convertible Note	$1,200,000	General operations
4/2024	Other	Convertible Note	$550,000	General operations
5/2024	Regulation D, Rule 506(b)	Preferred stock	$1,500,000	General operations
7/2024	Regulation D, Rule 506(b)	Priced Round	$124,998	General operations
8/2024	Regulation D, Rule 506(b)	Preferred stock	$9,998	General operations
8/2024	Regulation D, Rule 506(b)	Preferred stock	$750,000	General operations

10/2024	Regulation Crowdfunding	Priced Round	$1,234,236	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jared Stanley
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	09/30/21
Interest rate	6.0% per annum
Discount rate	0.0%
Maturity date	05/28/24
Converted	Yes
Uncapped note	Yes
Relationship	Founder

The note was converted to preferred stock on May 28, 2024.

Name	The CK&J Irrevocable Trust
Amount Invested	$1,000,000.00
Transaction type	Loan
Issue date	06/18/21
Outstanding principal plus interest	$0.00 as of 03/13/25

Interest rate	6.0% per annum
Maturity date	05/28/24
Relationship	Founder

This promissory note principal was rolled into a convertible note on September 30, 2021 and then converted to preferred stock on May 28, 2024.

Name	Tristan 2 Arlo Irrevocable Trust
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	10/01/21
Interest rate	6.0% per annum
Discount rate	0.0%
Maturity date	05/28/24
Converted	Yes
Uncapped note	Yes
Relationship	Founder

This convertible note was converted to preferred stock on May 28, 2024.

Name	Blue Water Irrevocable Trust
Amount Invested	$1,000,000.00
Transaction type	Loan
Issue date	06/18/21
Outstanding principal plus interest	$0.00 as of 03/13/25
Interest rate	6.0% per annum
Maturity date	05/28/24
Relationship	Founder

This promissory note principal was rolled into a convertible note on September 30, 2021 and then converted to preferred stock on May 28, 2024.

Name	Master and a Hound Irrevocable Trust
Amount Invested	$1,000,000.00
Transaction type	Convertible note
Issue date	09/30/21
Interest rate	6.0% per annum
Discount rate	0.0%

Maturity date	05/28/24
Converted	Yes
Uncapped note	Yes
Relationship	Founder

The note was converted to preferred stock on May 28, 2024.

Name	CK&J Irrevocable Trust
Amount Invested	$120,000.00
Transaction type	Loan
Issue date	08/01/22
Outstanding principal plus interest	$0.00 as of 03/13/25
Interest rate	3.0% per annum
Maturity date	08/01/23
Relationship	Founder

Name	Jared Stanley
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	08/01/22
Outstanding principal plus interest	$0.00 as of 03/13/25
Interest rate	3.0% per annum
Maturity date	08/01/23
Relationship	Founder

Name	Jared Stanley
Amount Invested	$150,000.00
Transaction type	Loan
Issue date	09/12/22
Outstanding principal plus interest	$0.00 as of 03/13/25
Interest rate	3.0% per annum
Maturity date	09/12/23
Relationship	Founder

Name	Jared Stanley
Amount Invested	$250,000.00
Transaction type	Loan

Issue date	01/30/23
Outstanding principal plus interest	$0.00 as of 03/13/25
Interest rate	3.0% per annum
Maturity date	01/30/24
Relationship	Founder

Name	DeFloria LLC
Amount Invested	$715,000.00
Transaction type	Loan
Issue date	04/06/23
Outstanding principal plus interest	$810,101.00 as of 03/31/25
Interest rate	8.0% per annum
Maturity date	04/01/26
Outstanding	Yes
Current with payments	Yes
Relationship	Joint Venture Company

On April 6, 2023, the Company:
• jointly formed an entity, DeFloria, with CW and BAT. The Company holds 400,000 common units of
DeFloria, representing a 40% voting interest.
• entered into an 8% interest bearing unsecured promissory note ("the Note") with DeFloria in the
amount of $715,000 to be used by the Company for capital expenditures and working capital
purposes.
• and DeFloria entered into a Master Services Agreement in which the Company will be reimbursed for
the provision of research and development and general and administrative services to DeFloria.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law,

or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Transforming the $678B pharma industry with plant medicine, leading with psilocybin and cannabinoids.

Milestones

AJNA BioSciences PBC was organized in the State of Delaware in April 2021.

Since then, we have:

- Led by industry pioneers who filed first-ever cannabis plant variety protection patent & brought a cannabidiol company to IPO

- Powered by scientists from Harvard Medical, Johns

- Powered by scientists from Harvard Medical, Johns Hopkins, and NYU
- Endeavoring to lead a new frontier in the $678B pharmaceutical industry
- Phase 1 trial for Psilocybin-based antidepressant drug planned for early 2025
- Phase 2 trial for CBD-based Autism Spectrum Disorder drug planned for early 2025
- 2 botanical drug candidates in pipeline for FDA approval with 2 additional drugs in discovery
- Developed a green process with IP for solventless extraction methods

Historical Results of Operations

Our company was organized in April 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $3,267,479 compared to the year ended December 31, 2023, when the Company had revenues of $4,558,657. These revenues are all derived from related-party services agreement, and the Company has no third-party revenues from sales of commercialized product or services.
- *Assets.* As of December 31, 2024, the Company had total assets of $16,627,450, including $1,927,679 in cash. As of December 31, 2023, the Company had $13,306,444 in total assets, including $984,298 in cash.
- *Net Income.* The Company had net loss of -$2,370,149 and net income of $9,372,650 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively. The 2023 income includes an $11,000,000 non-cash gain on the intangible assets contribution to the DeFloria joint venture at formation.
- *Liabilities.* The Company's liabilities totaled $2,465,737 for the fiscal year ended December 31, 2024 and $10,334,664 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Annual Report for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,275,000 in debt, $3,619,232 in equity, and $6,620,000 in convertibles.

We will require significant additional financing in excess of cash on hand in order to perform operations over the lifetime of the Company. We anticipate raising capital over the next 12 months. Except as otherwise described in this

the next 12 months. Except as otherwise described in this Annual Report, we do not have additional sources of capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the fundraising proceed will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AJNA BioSciences PBC cash in hand is $876,850, as of March 31, 2025. Over the last three months, revenues have averaged $151,980/month, cost of goods sold has averaged $151,980/month, and operational expenses have averaged $429,903/month, for an average burn rate of $277,924 per month. While not guaranteed, our intent is to be profitable in 60 months and are considering M&A royalty/development revenue transactions to provide positive cashflows for the Company prior to our first FDA approval.

The accompanying financial statements are through December 31, 2024. At January 1, 2025 the Company had $1.9 million in cash on hand. In the ensuing three months since the 2024 year end, there have been no material changes in the operating finances or operations of the Company other than the continued cash burn for ongoing R&D, G&A and minimal capital expenditures. The Company has been prudently conserving its cash to extend its runway as far as possible while undertaking new fundraising efforts. In February 2025, the FDA approved the IND application for the AJA001 new drug candidate to proceed into Phase 2 clinical trials. The AJA001 new drug is being developed by DeFloria, Inc. which is a joint venture 40% owned by the Company. The Company has contracted to commence a Reg CF fundraising campaign which will launch in March/April 2025. Additionally, the company has begun pursuing other investors outside the community funding campaign.

Over the next six months, the Company projects revenues of $1.0 million and G&A and R&D operating expenses in excess of revenues of $1.6 million. These expenses exclude outside project consulting costs, capital expenditures, the projected costs of conducting pre-clinical studies, phase 1 clinical trials and outside analytical testing all the foregoing of which are all discretionary as to timing and dependent on available funding. Capital of $700,000, in addition to working capital on hand, is projected to be required to cover the excess expenses. The current revenues consist of reimbursement income from a related party for R&D services provided. There is no profit markup on these service revenues. The anticipated sustainable recurring revenue stream from an FDA approved drug is not expected before 2031. The nature of the Company's drug development industry is such that commercialized product revenues do not occur for several years or more

after commencement of the drug development. The Company will need to raise significant funds for the next five or more years to complete required clinical trials, fund continuing R&D work, maintain ongoing G&A expenses and other costs necessary for FDA review and approvals.

The Company is not profitable to date. The Company may reach the point of profitability when and if the Company undergoes an M&A or royalty/development transaction for any of its new drug candidates or after FDA approval to commence sales of a new drug. While not guaranteed, examples of M&A transactions could include selling a drug asset entirely or partially, selling future revenue rights, or selling future royalty or commercialization rights. Such M&A transactions are not likely to occur until sometime after 2026 at the earliest, when and if the Company has successfully completed Phase 2 clinical trials for its project AJA-001 and is in a position to move into Phase 3 clinical trials. Commercial sales of the Company's first drug cannot occur unless the drug is FDA approved, which will likely not occur until approximately 2031 according to an industry standard model.

While investment is not guaranteed, the Company has established a network of third -party investors and has successfully raised funds on a community fundraising platform. In 2024, the Company recently raised $2.9 million from this investor network and $1.2 on the community funding platform. The Company intends to cover short-term cash burn throughout the campaign with the current $876,850 in the bank, an approximately $240,000 receivable from an affiliate, and other funds raised from third-party investors

This Annual Report, including this section, may contain forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "plan," "believe," "potential," "should," "continue" or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements include those related to investment and potential M&A activities and are based on information currently available to the Company and its current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans. The Company is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash

flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joel Stanley, certify that:

(1) the financial statements of AJNA BioSciences PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of AJNA BioSciences PBC included in this Form reflects accurately the information reported on the tax return for AJNA BioSciences PBC filed for the most recently completed fiscal year.



Joel Stanley

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable

document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ajnabiosciences.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Jesse Stanley

Joel Stanley

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird AJNA BioSciences PBC Early Bird Preferred Stock Subscription Agreement 2024

SPV Subscription Agreement

AJNA BioSciences PBC Normal Bird Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jesse Stanley

Joel Stanley

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AJNA BioSciences PBC

By

Joel Stanley

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Joel Stanley

CEO & Co-Founder
4/2/2025

Jesse Stanley

Board Member & CO-Founder
4/2/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.